Exhibit 99.(a)(10)

IMPORTANT NOTICE TO ELIGIBLE EMPLOYEES
REGARDING
GEORGIA-PACIFIC’S STOCK OPTION AND SAR
EXCHANGE OFFER

June 3, 2003

     We wanted to send you this notice to remind you that the deadline is approaching for eligible employees to elect to participate in or withdraw from the exchange offer. In order to participate in the exchange offer, you must complete and submit your election so that it is received by EquiServe prior to 12:00 Midnight, Atlanta, Georgia Time, on June 4, 2003. You may change your election or withdraw from the exchange offer at any time during the offer period, as long as your change of election is properly submitted so that it is received by EquiServe prior to 12:00 Midnight, Atlanta, Georgia Time, on June 4, 2003.

     You may make or change your election through our Internet election system at www.eproxyvote.com/gp-exchange, through our telephone election system at 1-800-435-2911, or by mail. We caution you that we are expecting a high volume of traffic on our Internet and telephone election systems during the last few days of the offer period. If you wait until the end of the offer period to submit your election or change your election, you may experience slow system performance and you may have difficulty accessing these systems to submit your election. We encourage employees who make their election by mail to allow sufficient time for EquiServe’s receipt of your Election Form.

     As we have mentioned previously, your participation in the exchange offer is completely voluntary. You are not obliged to participate in the exchange offer, and if you do not elect to exchange your eligible options and SARs, any options and SARs you hold will remain subject to their present terms.

     If you have questions or need additional copies of the exchange offer materials, please contact EquiServe, the exchange agent for the offer, at 1-888-700-3837.